SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------


                                    FORM T-1

                    STATEMENT OF ELIGIBILITY UNDER THE TRUST
                     INDENTURE ACT OF 1939 OF A CORPORATION
                          DESIGNATED TO ACT AS TRUSTEE

              CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A
               TRUSTEE PURSUANT TO SECTION 305(b)(2)  [X]

                                -----------------

                              THE BANK OF NEW YORK
               (Exact name of trustee as specified in its charter)


               New York                                        13-5160382
     (Jurisdiction of incorporation                         (I.R.S. Employer
      if not a U.S. national bank)                         Identification No.)

 48 Wall Street, New York, New York                               10286
(Address of principal executive offices)                        (Zip code)

                                -----------------

                         CAROLINA POWER & LIGHT COMPANY
               (Exact name of obligor as specified in its charter)


              North Carolina                                   56-0165465
       (State or other jurisdiction                         (I.R.S. Employer
   of incorporation or organization)                       Identification No.)

           411 Fayetteville Street
           Raleigh, North Carolina                             27601-1748
(Address of principal executive offices)                       (Zip code)

                                -----------------

                                  Senior Notes*
                       (Title of the indenture securities)


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*Specific title(s) to be determined in connection with sale(s) of Senior Notes.

Item 1.   General Information.*

            Furnish the following information as to the Trustee:

      (a) Name and address of each examining or supervising authority to which it is subject.

Superintendent of Banks of the             2 Rector Street, New York, N.Y. 10006
   State of New York                          and Albany, N.Y. 12203
Federal Reserve Bank of New York           33 Liberty Plaza, New York, N.Y. 10045
Federal Deposit Insurance Corporation      550 17th Street, N.W., Washington, D.C. 20429
New York Clearing House Association        New York, N.Y. 10005

      (b) Whether it is authorized to exercise corporate trust powers.

             Yes.

Item 2.    Affiliations with Obligor.

              If the obligor is an affiliate of the trustee, describe each such affiliation.

              None. (See Note on page 2.)

Item 16.   List of Exhibits.

             Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the "Act") and Rule 24 of the Commission's Rules of Practice.

              1.  -    A copy of the Organization Certificate of The Bank of
                       New York (formerly Irving Trust Company) as now in effect, which contains the authority to commence business and a grant of powers to exercise corporate trust powers.
                       (Exhibit 1 to Amendment No. 1 to Form T-1 filed with
                       Registration Statement No. 33-6215, Exhibits 1a and 1b to
                       Form T-1 filed with Registration Statement No. 33-21672 and Exhibit 1 to Form T-1 filed with Registration
                       Statement No. 33-29637.)

              4.  -    A copy of the existing By-laws of the Trustee. (Exhibit 4
                       to Form T-1 filed with Registration Statement No.
                       33-31019.)

              6.   -   The consent of the Trustee required by Section 321(b) of
                       the Act. (Exhibit 6 to Form T-1 filed with Registration
                       Statement No. 33-44051.)

              7.   -   A copy of the latest report of condition of the Trustee
                       published pursuant to law or to the requirements of its
                       supervising or examining authority.
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     *Pursuant to General Instruction B, the Trustee has responded only to
Items 1, 2 and 16 of this form since to the best of the knowledge of the Trustee the obligor is not in default under any indenture under which the Trustee is a trustee.

                                      NOTE

                  Inasmuch as this Form T-1 is being filed prior to the ascertainment by the Trustee of all facts on which to base a responsive answer to Item 2, the answer to said Item is based on incomplete information.

                  Item 2 may, however, be considered as correct unless amended by an amendment to this Form T-1.



                                    SIGNATURE

                  Pursuant to the requirements of the Act, the Trustee, The Bank of New York, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on the 23rd day of February, 1999.


                                             THE BANK OF NEW YORK


                                             By:       MARY JANE SCHMALZEL
                                                --------------------------------
                                                      Mary Jane Schmalzel
                                                        Vice President

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